Mail Stop 6010

August 20, 2008

VIA U.S. MAIL AND FAX (345) 945-1113

Mr. Perry Kou
Chief Financial Officer
O2Micro International Limited
Grand Pavilion Commercial Centre
West Bay Road
P.O. Box 32331
Grand Cayman KYI-1209, Cayman Islands

> **Re: O2Micro International Limited**
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 25, 2008**

Dear Mr. Kuo:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 20

Operating Results, page 23

Year Ended December 31, 2007 and 2006, page 23

1.   We note that your financial statements reflect higher sales due primarily "from increased unit shipments to [y]our existing customers, expansion of [y]our customer base and the introduction of new products." In accordance with SAB Topic 13.B, changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease. You should also include a discussion of the contribution of two or more factors identified as the causes for material changes and quantify those factors as necessary. We refer you to FRC 501.04. As such, your MD&A should not only identify and quantify, to the extent practicable, the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material. Revise in future filings as necessary to address our concern.

Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-3

2.   In future filings, earnings or loss per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please also revise your Selected Financial Data accordingly.

3.   Please revise your income statement in future filings to remove the "total" stock-based compensation caption from the table included as a footnote on the face of your statements of operations. You may also consider, as indicated in SAB Topic 14-F, presenting the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant